March 2007	Pricing Sheet dated March 16, 2007 relating to Preliminary Terms No. 228
Registration Statement No. 333-131266
Dated March 2, 2007
Filed pursuant to Rule 433

Structured Investments
Opportunities in Equities
RevConsSM
Three RevConsSM Each Based on a Different Common Stock Due March 21, 2008
Reverse Convertible Securities

RevCons offer the opportunity to receive a periodic, above-market, fixed rate coupon in exchange for downside exposure to the common stock of a specific underlying company with no opportunity to participate in any upside. They are for investors who want to receive above-market current income and who are not concerned about principal protection. This pricing sheet relates to three separate RevCons, each relating to the common stock of a different underlying company.

PRICING TERMS FOR ALL REVCONS – MARCH 16, 2007
Issuer:	Morgan Stanley
Stated principal amount:	$1,000 per RevCons
Issue price:	$1,000 per RevCons
Maturity date:	March 21, 2008
Payment at maturity:	Either (i) the stated principal amount of $1,000 or (ii) if the closing price of the underlying stock on the determination date is less than the initial share price and the closing price of the underlying stock has declined to or below the specified trigger price on any trading day up to and including the determination date, (x) a number of shares of the underlying stock equal to the exchange ratio or (y) at our option, the cash value of those shares as of the determination date.
Trigger event:	Closing price trigger event
Exchange ratio:	The stated principal amount divided by the initial share price, subject to adjustments for corporate events.
Trigger price:	The trigger price specified for each RevCons is equal to the product of trigger level times the initial share price.
Determination date:	March 18, 2008 (three trading days before the maturity date), subject to postponement in the event of certain market disruption events.
Coupon:	Payable monthly at the specified interest rate beginning April 21, 2007.
Pricing date:	March 16, 2007
Original issue date:	March 21, 2007
Listing:	The RevCons will not be listed on any securities exchange.
SPECIFIC TERMS FOR EACH REVCONS
Underlying stock	Initial share price	Interest rate	Trigger price	Trigger level	Exchange ratio	CUSIP	Aggregate principal amount
Countrywide Financial Corporation (“CFC”)	$34.96	11.31%	$26.22	75%	28.60412	61747YAF2	$961,000
Sandisk Corporation (“SNDK”)	$40.57	14.10%	$32.456	80%	24.64876	61747YAE5	$210,000
Whole Foods Market, Inc. (“WFMI”)	$44.22	11.27%	$37.587	85%	22.61420	61747YAH8	$182,000
Agent:	Morgan Stanley & Co. Incorporated
	Per CFC	Total	Per SNDK		Total	Per WFMI	Total
Price to public	$1,000.00	$961,000.00	$1,000.00		$210,000.00	$1,000.00	$182,000.00
Agent’s commissions(1)(2)	$27.50	$26,427.50	$27.50		$5,775.00	$27.50	$5,005.00
Proceeds to company	$972.50	$934,572.50	$972.50		$204,225.00	$972.50	$176,995.00

(1)	For additional information, see “Plan of Distribution” in the prospectus supplement for reverse convertible securities (“RevCons”).
(2)	The agent may allow a concession not in excess of $27.50 per RevCons to certain dealers, who may in turn allow a concession to other brokers or dealers in not in excess of $27.50 per RevCons.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

Preliminary Terms No. 228 dated March 2, 2007
Prospectus Supplement for RevCons dated March 2, 2007
Prospectus dated January 25, 2006